DNP Select Income Fund Inc.

200 South Wacker Drive, Suite 500

Chicago, Illinois 60606

June 4, 2018

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	DNP Select Income Fund Inc.
Registration Statement on Form N-2 (File Nos. 333-223945 and 811-04915)

Dear Ms. Dubey:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, DNP Select Income Fund Inc. (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on June 6, 2018, or as soon thereafter as practicable.

Please direct any questions regarding this filing to Lawrence R. Hamilton, Mayer Brown LLP, at (312) 701-7055 or LHamilton@mayerbrown.com or Adam D. Kanter, Mayer Brown LLP, at (202) 263-3164 or AKanter@mayerbrown.com.

Very truly yours,

DNP SELECT INCOME FUND INC.

By: /s/ Nathan I. Partain

Name: Nathan I. Partain

Title: President and Chief Executive Officer